UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

April 18, 2012

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name:	Pedro Toll
Title:	General Manager

BLADEX’S FIRST QUARTER NET INCOME INCREASES 98% Y-O-Y TO $32.2 MILLION, OR $0.86 PER SHARE; ROE RISES TO 16.6%

PANAMA CITY, April 18, 2012 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today results for the first quarter ended March 31, 2012.

First quarter 2012 Business Highlights

•	Bladex’s first quarter 2012 Net Income (*) totaled $32.2 million, a $15.9 million, or 98%, improvement from first quarter 2011, driven by strong increases in Net Income within the Commercial (+$15.3 million, +147%) and Treasury Divisions (+$2.6 million, +108%), while the Asset Management Unit contributed $1.5 million to the Bank’s quarterly result. The $7.4 million, or 30%, increase in Net Income compared to fourth quarter 2011 was mainly the result of improved performances in the Commercial (+$8.0 million, +45%), and Treasury Divisions (+$1.7 million, +52%).

•	Increased Net Income resulted in a 16.6% annualized return on the Bank’s average stockholders’ equity (“ROE”) in first quarter 2012, compared to 9.4% in first quarter 2011, and 13.1% in the previous quarter, while the Bank’s Tier 1 capital ratio remained strong at 17.9%, compared to 19.3% as of March 31, 2011, and 18.6% as of December 31, 2011. The Bank’s equity consists entirely of issued and fully paid ordinary common stock.

•	Net interest income totaled $29.6 million in first quarter 2012, compared to $21.4 million in first quarter 2011, and $29.1 million in fourth quarter 2011. The $8.2 million, or 38%, increase from a year ago was mainly attributable to improved net interest margins (+18 bps), and higher average interest-earning asset balances (+24%).

•	As of March 31, 2012, the Commercial Portfolio totaled $5.4 billion, a $0.7 billion, or 14%, year-on-year increase, and a 2% increase from the previous quarter. The annual increase was mainly attributable to the Division’s portfolio growth and diversification from the Bank’s established client base of corporations (+16%), along with the continuing business expansion into the middle-market segment (+90%), which now accounts for 9% of the Commercial Portfolio. During first quarter 2012, credit disbursements amounted to $2.5 billion, a 12% increase compared to the same period in 2011, and 11% higher than in the fourth quarter 2011.

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•	As part of the Bank´s strategy to diversify funding sources, and to gradually extend funding tenors, short-term borrowings and securities sold under repurchase agreements (“Repos”) decreased 15% year-on-year, and 30% quarter-on-quarter to reach $1.2 billion at the end of the first quarter 2012, while borrowings and long-term debt reached $1.6 billion, up 31% year-on-year, and 5% increase from the previous quarter. During March 2012, the Bank successfully completed its first $156 million bond issuance in the Mexican capital markets, and placed a $400 million bond issuance under its global Euro Medium-Term Notes (“EMTN”) Program. As of March 31, 2012, deposit balances were $2.4 billion, a 25% year-on-year increase, and a 4% increase compared to the previous quarter.

•	The non-accrual portfolio balances totaled $24.0 million as of March 31, 2012, representing 0.5% of the loan portfolio, compared to $29.0 million, or 0.7% of the loan portfolio, as of March 31, 2011, and $32.0 million, or 0.6% of the loan portfolio, in the previous quarter. During the quarter, a shift in Commercial Portfolio balances towards lower risk transactions led to the need for lower generic provisions for credit losses. Credit provision levels as of these dates represented 363%, 318%, and 304% of non-accrual balances, respectively.

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•	The Bank’s first quarter 2012 efficiency ratio improved to 31%, compared to 40% in the first quarter 2011, and 34% in the fourth quarter 2011, mainly as a result of increased operating revenues from the Commercial and Treasury Divisions.

(*) Net income or loss attributable to Bladex (“Net Income”, or “Net Loss”).

CEO's Comments

Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the Bank’s results: "Bladex's solid first quarter results, achieved in the midst of difficult times for the global economy and the financial industry, are particularly noteworthy. As Bladex continued to project the Bank’s strong market position and expanding franchise onto trade finance, a growing business in which Bladex has distinct expertise and possesses significant competitive advantages, while pursuing business in a growing Region that we know like few others, Bladex’s financial results continued to strengthen.

Improvements were noticeable across a great majority of fundamentals that drive Bladex’s business: interest revenue, net interest margins, securities activities, portfolio quality and asset management. Very importantly as well, the liability side of the balance sheet was strengthened, such that maturity gaps and currency positions at the Bank are now nearly immaterial, protecting the Bank’s funding base in all but the direst of market conditions. Only commission income failed to meet expectations. However, the Bank is working on several transactions in the pipeline that it believes will close the gap in coming quarters.

The combined effects of these fundamentals resulted in a $32.2 million profit in the first quarter. The implied ROE of 16.6% demonstrated the ability of Bladex’s business model to deliver high levels of profitability, while maintaining strong levels of capitalization and liquidity.

Bladex knows its business extremely well, measures and manages risks effectively, maintains a steady hand during market disruptions, runs a lean structure, and executes in a disciplined manner to a very high level of excellence.  During the remainder of 2012, Bladex will continue to operate on these principles, which have allowed the Bank to increase Net Income in the core business by nearly 70% in two years.

Given global uncertainties in the market, Bladex understands that the road forward will not be easy, smooth, nor steady, something that the Bank actually views as an advantage, as this environment drives less committed competitors away. Nevertheless, Bladex remains confident that by continuing to provide a larger array of trade finance services to an expanding client base across an increasing number of markets, the Bank will continue to strengthen financial results, while fulfilling its mission as a key element of Latin America's trade structure and creating value for shareholders.”

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RESULTS BY BUSINESS SEGMENT

COMMERCIAL DIVISION

The Commercial Division incorporates the Bank’s core business of financial intermediation and fee generation activities. Net Income includes net interest income from loans, fee income, allocated operating expenses, reversals or provisions for loan and off-balance sheet credit losses, and any impairment on assets.

The Commercial Portfolio includes the book value of loans, selected deposits placed, equity investments, acceptances, and contingencies (including letters of credit, stand-by letters of credit, and guarantees covering commercial risk and credit commitments).

As of March 31, 2012, the Commercial Division portfolio balances totaled $5.4 billion, a 2% increase from the previous quarter, and a 14% increase from first quarter 2011. The annual increase was mainly attributable to the Division’s portfolio growth and diversification from the Bank’s established client base of corporations (+16%) and financial institutions (+3%), along with the continuing business expansion into the middle-market segment (+90%).

The Commercial Portfolio continued to be short-term and trade-related in nature: $4.1 billion, or 75%, of the Commercial Portfolio matures within one year, and $2.2 billion, or 41%, within 90 days. Trade financing operations represented 61% of the portfolio, while the remaining balance consisted primarily of lending to banks and corporations involved in foreign trade.

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The following graphs illustrate the geographic composition of the Bank’s Commercial Division by country of risk, with exposures in Brazil gradually declining in relative terms in favor of other countries, especially Mexico, and the diversification of corporate and middle-market companies across a variety of industry segments:

6

During the first quarter 2012, credit disbursements totaled $2.5 billion, 11% more than fourth quarter 2011, and a 12% increase compared to the same period in the previous year, even as disbursements in Brazil were punctually affected by the introduction of new foreign exchange regulations during the quarter.

Refer to Exhibit VIII for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit X for the Bank’s distribution of credit disbursements by country.

(US$ million)	1Q12	4Q11	1Q11
Commercial Division:
Net interest income	$26.8	$24.6	$16.4
Non-interest operating income (1)	3.0	3.1	2.2
Net operating revenues (2)	29.8	27.7	18.6
Operating expenses	(8.5)	(8.8)	(7.9)
Net operating income (3)	21.3	18.9	10.7
Reversal (provision) for loan and off-balance sheet credit losses, net	4.4	(1.2)	(0.3)
Net Income	$25.7	$17.7	$10.4

1Q12 vs. 4Q11

The Commercial Division’s first quarter 2012 Net Income totaled $25.7 million, compared to $17.7 million in fourth quarter 2011. The $8.0 million, or 45%, increase in Net Income was mainly driven by (i) a $2.2 million increase in net interest income from higher lending rates (+37 bps), and (ii) a $5.6 million positive variation in reversals (provisions) for credit losses, due to a shift in the portfolio towards lower risk transactions.

1Q12 vs. 1Q11

Net Income more than doubled to $25.7 million compared to $10.4 million in first quarter 2011. The $15.3 million, or 147%, increase, was the result of the combined effects of: (i) a $10.4 million, or 63% increase in net interest income as a result of higher average loan portfolio balances (+20%) and improved net interest margins (+18 bps), (ii) a $4.7 million positive variation in reversals (provisions) for credit losses, due to the improved risk profile of the Commercial Portfolio, (iii) a $0.8 million, or 36%, increase in fee and other income, and (iv) a $0.6 million, or 8%, increase in operating expenses, as the result of the Division’s expanded sales force and local presence in the Region.

TREASURY DIVISION

The Treasury Division incorporates the Bank’s liquidity management, and investment securities activities. Net Income is presented net of allocated operating expenses, and includes net interest income on Treasury activities and net other income (loss) relating to Treasury activities.

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Liquid assets (8) amounted to $525 million as of March 31, 2012, compared to $786 million as of December 31, 2011, and $322 million as of March 31, 2011, as the Bank maintained a conservative and proactive liquidity management approach. The liquid assets to total assets ratio was 8.7%, compared to 12.4% as of December 31, 2011, and 6.1% as of March 31, 2011.

As of March 31, 2012, the securities available-for-sale portfolio totaled $248 million, compared to $416 million as of December 31, 2011, and $387 million as of March 31, 2011, as positions in securities held available-for-sale were reduced for gains during the quarter. As of March 31, 2012, the available-for-sale portfolio consisted of readily quoted Latin American securities, 68% of which were sovereign or state-owned risk in nature (refer to Exhibit IX for a per country distribution of the Treasury portfolio).

The available-for-sale portfolio is marked-to-market, with the impact recorded in stockholders’ equity through the Other Comprehensive Income (Loss) Account (“OCI”), which improved to ($0.1) million in the first quarter 2012, compared to ($3.1) million in the fourth quarter 2011, and ($3.8) million in the first quarter 2011, mainly as the net result of improved valuations of the underlying securities and/or the interest rate hedging instruments associated with them.

As of March 31, 2012, deposit balances amounted to $2.4 billion, a 4% increase compared to the previous quarter, and a 25% year-on-year increase. Deposits originated mostly from central banks, financial institutions and corporations throughout Latin America, and represented 46% of total liabilities at the end of first quarter 2012.

As part of the Bank´s strategy to diversify funding sources, and to gradually extend funding tenors, short-term borrowings and securities sold under repurchase agreements (“Repos”) decreased 15% year-on-year, and 30% quarter-on-quarter to reach $1.2 billion at the end of first quarter 2012, while borrowings and long-term debt reached $1.6 billion, up 31% year-on-year, and 5% from the previous quarter. During March 2012, the Bank successfully completed its first $156 million bond issuance in the Mexican capital markets, and placed a $400 million bond issuance under its global EMTN Program.

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(US$ million)	1Q12	4Q11	1Q11
Treasury Division:
Net interest income	$2.7	$4.6	$5.1
Non-interest operating income (loss) (1)	5.3	1.3	(0.4)
Net operating revenues (2)	8.0	5.9	4.7
Operating expenses	(3.0)	(2.6)	(2.3)
Net operating income (3, 4)	5.0	3.3	2.4
Net Income	$5.0	$3.3	$2.4

1Q12 vs. 4Q11

In first quarter 2012, the Division reported Net Income of $5.0 million, compared to Net Income of $3.3 million in fourth quarter 2011. The $1.7 million, or 52%, increase, was primarily the result of a $4.0 million increase in non-interest operating income mainly associated with higher gains on sale of securities available for sale, partially offset by a $1.9 million decrease in net interest income, mainly attributable to lower interest-earning securities portfolio balances, and higher interest expense resulting from a 16 bps increase in funding costs as average funding tenors expanded.

1Q12 vs. 1Q11

The Division’s quarterly Net Income more than doubled to $5.0 million, compared to first quarter 2011. The $2.6 million increase was due to the combined effects of: (i) a $5.7 million increase in non-interest operating income primarily as a result of higher gains on sale of securities available for sale, (ii) a $2.4 million decrease in net interest income mainly attributable to higher interest expense as a result of a 29 bps increase in funding costs mainly as a result of increased short-term borrowing costs and higher average borrowing balances, and (iii) a $0.7 million increase in operating expenses.

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ASSET MANAGEMENT UNIT

The Asset Management Unit incorporates the Bank’s asset management activities. The Unit’s Investment Funds primarily follow a Latin America macro strategy, utilizing a combination of products (foreign exchange, equity indices, interest rate swaps, and sovereign credit products) to establish long and short positions in the markets.

The Unit’s Net Income includes net interest income on the Investment Funds, as well as net gains (losses) from investment fund trading, other related income (loss), allocated operating expenses, and Net Income attributable to the redeemable non-controlling interest.

(US$ million)	1Q12	4Q11	1Q11
Asset Management Unit:
Net interest income (loss)	$0.1	$(0.1)	$(0.1)
Non-interest operating income (1)	2.8	6.1	4.6
Net operating revenues (2)	2.9	6.0	4.5
Operating expenses	(1.3)	(1.9)	(0.8)
Net operating income (3)	1.6	4.1	3.7
Net income	1.6	4.1	3.7
Net income attributable to the redeemable noncontrolling interest	0.1	0.2	0.2
Net Income	$1.5	$3.9	$3.5

1Q12 vs. 4Q11

Continuing its positive track record, the Asset Management Unit reported Net Income of $1.5 million in the first quarter 2012, compared to Net Income of $3.9 million in fourth quarter 2011. The $2.4 million quarterly decrease was mainly due to a $3.3 million decrease in non-interest operating income attributable to lower gains from investments in the Investment Funds, partially offset by a $0.6 million decrease in performance-related expenses from the Investment Funds.

1Q12 vs. 1Q11

The Unit’s Net Income of $1.5 million in first quarter 2012 represented a $2.0 million decrease from the $3.5 million in Net Income reported in first quarter 2011, mainly attributable to lower gains from investments in the Investment Funds, along with higher operating expenses.

As of March 31, 2012, the Investment Fund’s asset value totaled $122 million, compared to $120 million as of December 31, 2011, and $161 million as of March 31, 2011. As of the same dates, Bladex’s ownership of the Bladex Offshore Feeder Fund was 96.50%, 95.84% and 94.64%, respectively, with the remaining balance owned by third party investors. Since April, 2011, the Bank has redeemed $50 million of its participation in the Fund, following the decision to gradually reduce exposure to the business to mitigate volatility.

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CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	1Q12	4Q11	1Q11
Net Interest Income	$29.6	$29.1	$21.4
Net Operating Income by Business Segment:
Commercial Division	$21.3	$18.9	$10.7
Treasury Division	$5.0	$3.3	$2.4
Asset Management Unit	$1.6	$4.1	$3.7
Net Operating Income	$27.9	$26.2	$16.8
Net income	$32.3	$25.0	$16.5
Net income attributable to the redeemable noncontrolling interest	$0.1	$0.2	$0.2
Net Income attributable to Bladex	$32.2	$24.8	$16.3

Net Income per Share (5)	$0.86	$0.67	$0.44
Book Value per common share (period end)	$20.79	$20.45	$19.25
Return on Average Equity (“ROE”)	16.6%	13.1%	9.4%
Operating Return on Average Equity ("Operating ROE") (6)	14.4%	13.9%	9.7%
Return on Average Assets (“ROA”)	2.1%	1.6%	1.3%
Net Interest Margin	1.90%	1.84%	1.72%
Efficiency Ratio (7)	31%	34%	40%

Liquid Assets / Total Assets (8)	8.7%	12.4%	6.1%
Liquid Assets / Total Deposits	21.9%	34.1%	16.9%

Non-Accruing Loans to Total Loans, net	0.5%	0.6%	0.7%
Allowance for Credit Losses to Commercial Portfolio	1.6%	1.8%	1.9%

Total Assets	$6,030	$6,360	$5,301

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	1Q12	4Q11	1Q11
Net Interest Income
Commercial Division	$26.8	$24.6	$16.4
Treasury Division	2.7	4.6	5.1
Asset Management Unit	0.1	(0.1)	(0.1)
Consolidated	$29.6	$29.1	$21.4

Net Interest Margin*	1.90%	1.84%	1.72%

* Net interest income divided by the average balance of interest-earning assets.

Net interest margin was 1.90% in first quarter 2012, an increase of 6 bps compared to 1.84% in fourth quarter 2011, and an increase of 18 bps compared to 1.72% in first quarter 2011, mainly due to higher average loan rates, partially offset by an increase in funding costs resulting mainly from higher short-term borrowing costs.

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1Q12 vs. 4Q11

In first quarter 2012, net interest income amounted to $29.6 million, an increase of $0.5 million, or 2%, compared to $29.1 million in fourth quarter 2011, as average interest rates on the Bank’s interest-earning assets increased 19 bps to 3.06%, while the average rate paid on the Bank´s interest-bearing liabilities increased 15 bps to 1.38%, resulting in a $2.1 million overall increase in net interest income; partially offset by a $1.6 million overall decrease in net interest income from lower average interest-earning asset balances.

1Q12 vs. 1Q11

Net interest income increased $8.2 million, or 38%, when compared to first quarter 2011.  This increase primarily reflects:

(i)	A $5.1 million increase in net interest income as a result of higher average interest rates on the Bank’s interest-earning assets (+45 bps), partially offset by a 29 bps increase in average rates paid on interest-bearing liabilities.

(ii)	A $3.1 million increase in net interest income as the result of higher average interest-earning assets, primarily average loan portfolio balances (+20%), which resulted in a $7.1 million overall increase in interest income, partially offset by a $4.0 million increase in interest expense associated with an increase in average interest-bearing liabilities (+28%).

FEES AND COMMISSIONS

(US$ million)	1Q12	4Q11	1Q11
Letters of credit	$2.2	$2.9	$2.0
Loan fees	0.1	0.1	0.1
Third party investors (BAM)	0.0	0.0	0.1
Other*	0.0	0.0	0.1
Fees and Commissions, net	$2.3	$3.0	$2.2
* Net of commission expenses

Fees and commissions income amounted to $2.3 million in first quarter 2012, compared to $3.0 million in the previous quarter, and $2.2 million in first quarter 2011. The quarterly decrease of $0.7 million compared to fourth quarter 2011, was mostly attributable to decreased commission income from lower average volumes in the letters of credit business.

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PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

(In US$ million)	31-Mar-11	30-Jun-11	30-Sep-11	31-Dec-11	31-Mar-12
Allowance for Loan Losses:
Balance at beginning of the period	$78.6	$83.4	$80.8	$79.8	$88.5
Provisions (reversals)	4.8	(2.6)	(1.0)	7.7	(3.5)
Charge-offs, net of recoveries	(0.0)	0.0	(0.0)	1.0	(5.8)
End of period balance	$83.4	$80.8	$79.8	$88.5	$79.2

Reserve for Losses on Off-balance Sheet Credit Risk:
Balance at beginning of the period	$13.3	$8.8	$11.9	$15.3	$8.9
Provisions (reversals)	(4.5)	3.1	3.5	(6.4)	(0.9)
End of period balance	$8.8	$11.9	$15.3	$8.9	$8.0

Total Allowance for Credit Losses	$92.2	$92.7	$95.2	$97.4	$87.2

The allowance for loan and off-balance sheet credit losses totaled $87.2 million as of March 31, 2012, compared to $97.4 million as of December 31, 2011, and $92.2 million as of March 31, 2011. The $10.2 million quarter-on-quarter net decrease in the total allowance for credit losses was mostly driven by a $5.8 million loan charge-off against specific reserves created in prior periods, and $4.4 million in reversals for credit losses as a result of a shift in the mix of both loan and off-balance sheet exposures to lower client and country risk profiles. The $5.0 million year-on-year decrease in the total allowance for credit losses was mainly attributable to $4.8 million in loan charge-offs, net of recoveries. The ratio of the allowance for credit losses to the Commercial Portfolio was 1.6% as of March 31, 2012, compared to 1.8% as of December 31, 2011, and 1.9% as of March 31, 2011.

As of March 31, 2012, the non-accrual portfolio balances totaled $24.0 million, representing 0.5% of the loan portfolio, compared to $32.0 million, or 0.6% of the loan portfolio, in the previous quarter, and $29.0 million, or 0.7% of the loan portfolio, as of March 31, 2011. Credit provision levels as of these dates represented 363%, 304%, and 318% of non-accrual balances, respectively.

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OPERATING EXPENSES

(US$ million)	1Q12	4Q11	1Q11
Salaries and other employee expenses	$7.7	$7.5	$6.8
Depreciation and amortization of premises and equipment	0.5	0.5	0.6
Professional services	1.1	1.4	0.9
Maintenance and repairs	0.4	0.4	0.4
Expenses from the investment fund	0.3	0.8	0.1
Other operating expenses	2.8	2.7	2.1
Total Operating Expenses	$12.8	$13.3	$11.0

Operating expenses in first quarter 2012 totaled $12.8 million, a $0.5 million, or 3%, decrease compared to $13.3 million in fourth quarter 2011, mainly as a result of lower performance-related expenses in the Investment Fund. The $1.8 million, or 17%, increase compared to the same period 2011 was primarily attributable to increased salary and other employee expenses associated mainly with higher average headcount in support of the Bank´s business expansion.

The Bank’s first quarter 2012 efficiency ratio improved to 31%, compared to 34% in the fourth quarter 2011, and 40% in first quarter 2011, mainly as a result of increased operating revenues from the Commercial and Treasury Divisions.

The operating expenses to average assets ratio was 83 bps in first quarter 2012, the same level in the previous quarter, and compared to 89 bps in first quarter 2011, as economies of scale improved.

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CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages and per share amounts)	1Q12	4Q11	1Q11
Tier 1 Capital (9)	$780	$761	$709
Total Capital (10)	$835	$812	$755
Risk-Weighted Assets	$4,347	$4,090	$3,681
Tier 1 Capital Ratio	17.9%	18.6%	19.3%
Total Capital Ratio	19.2%	19.9%	20.5%
Stockholders’ Equity	$782	$759	$709
Stockholders’ Equity to Total Assets	13.0%	11.9%	13.4%
Accumulated other comprehensive income (loss) ("OCI")	$(0)	$(3)	$(4)
Leverage (times) (11)	7.7	8.4	7.5

The Bank’s equity consists entirely of issued and fully paid ordinary common stock. As of March 31, 2012, the Bank’s Tier 1 capital ratio was 17.9%, compared to 18.6% as of December 31, 2011, and 19.3% as of March 31, 2011. The Bank’s leverage as of these dates was 7.7x, 8.4x, and 7.5x, respectively.

The Bank’s common shares outstanding totaled 37.6 million as of March 31, 2012, compared to 37.1 million as of December 31, 2011, and compared to 36.8 million as of March 31, 2011.

RECENT EVENTS

▪	Annual Shareholders’ Meeting: At the Annual Shareholders’ Meeting held April 17, 2012 in Panama City, Panama, Mr. Guillermo Güémez García was re-elected as Director representing Class “E” shareholders, and Mr. Gonzalo Menéndez Duque and Mr. Jaime Rivera were re-elected as Directors of the Bank representing all classes of shares. In addition, the shareholders approved the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2011, the appointment of Deloitte as the Bank’s registered independent public accounting firm for the fiscal year ending December 31, 2012, and, on an advisory basis, the compensation of the Bank’s Named Executive Officers.

▪	Quarterly dividend payment: At the Board of Director’s meeting held April 16, 2012, the Bank’s Board approved a quarterly common dividend of $0.25 per share corresponding to first quarter 2012. The dividend will be paid May 10, 2012, to stockholders registered as of April 30, 2012.

▪	Bond issuance under the Bank’s EMTN Program: On March 29, 2012, the Bank announced the issuance of a US$400 million bond, the Bank’s first 144A/Reg S transaction in several years. The bonds, which mature in 2017, pay a fixed rate coupon of 3.75%. The issue was substantially oversubscribed and placed with global institutional and retail investors. The inflow of these funds was recorded in early April, 2012.

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▪	First bond issuance in Mexico: On March 22, 2012, the Bank announced Bladex’s first-ever issuance of “certificados bursátiles” in the Mexican capital markets, in the amount of Pesos 2.0 billion (two billion Mexican pesos). The Notes have a three-year tenor, with a floating-rate coupon of 28-day TIIE plus 65 basis points. The transaction was oversubscribed, with total demand exceeding Pesos 2.3 billion. With more than 25 investors, the transaction was diversified among pension funds, insurance companies, private banks, commercial banks, and brokerage firms.

▪	Ratings affirmed: On March 20, 2012, Moody’s Investor Service affirmed the Bank’s credit rating at Baa2/P-2; with a “Stable” Outlook.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)	Non-interest operating income (loss) refers to net other income (expense) excluding reversals (provisions) for credit losses and recoveries (impairment) on assets. By business segment, non-interest operating income includes:

Commercial Division: Net fees and commissions and Net related other income (expense).

Treasury Division: net gain (loss) on sale of securities available-for-sale, impact of derivative hedging instruments, gain (loss) on foreign currency exchange, and gain (loss) on trading securities.

Asset Management Unit: Gain from Investment Fund trading and related other income (expense).

(2)	Net Operating Revenues refers to net interest income plus non-interest operating income.

(3)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(4)	Treasury Division’s net operating income includes: (i) interest income from interest bearing deposits with banks, investment securities and trading assets, net of allocated cost of funds; (ii) other income (expense) from derivative financial instrument and hedging; (iii) net gain (loss) from trading securities; (iv) net gain (loss) on sale of securities available for sale; (v) gain (loss) on foreign currency exchange; and (vi) allocated operating expenses.

(5)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(6)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(7)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(8)	Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

(9)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(10)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(11)	Leverage corresponds to assets divided by stockholders’ equity.

16

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Unit, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors. Through March 31, 2012, Bladex had disbursed accumulated credits of approximately $182 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Thursday, April 19, 2012 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through June 19, 2012. Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The conference ID# for the replayed call is 39009511. For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Calle 50 y Aquilino de la Guardia

Panama City, Panama

Tel: (507) 210-8630

E-mail address: cschech@bladex.com

Investor Relations Firm:

i-advize Corporate Communications, Inc.

Mrs. Melanie Carpenter / Mr. Peter Majeski

20 Broad Street, 25th Floor, New York, NY 10005

Tel: (212) 406-3694

E-mail address: bladex@i-advize.com

17

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	March 31, 2012	December 31, 2011	March 31, 2011	CHANGE	%	CHANGE	%
	(In US$ million)

ASSETS:
Cash and due from banks	$542	$843	$328	$(301)	(36)%	$214	65%
Trading assets	7	20	45	(13)	(65)	(38)	(84)
Securities available-for-sale	248	416	387	(168)	(40)	(139)	(36)
Securities held-to-maturity	26	27	33	(1)	(4)	(7)	(21)
Investment fund	122	120	161	2	2	(39)	(24)
Loans	5,092	4,960	4,385	132	3	707	16
Less:
Allowance for loan losses	79	89	83	(10)	(11)	(4)	(5)
Unearned income and deferred fees	6	7	5	(1)	(14)	1	20
Loans, net	5,007	4,864	4,297	143	3	710	17

Customers' liabilities under acceptances	2	1	3	1	100	(1)	(33)
Accrued interest receivable	39	38	28	1	3	11	39
Premises and equipment, net	6	7	6	(1)	(14)	0	0
Derivative financial instruments used for hedging – receivable	10	4	2	6	150	8	400
Other assets	20	18	11	2	11	9	82

TOTAL ASSETS	$6,030	$6,360	$5,301	$(330)	(5)%	$729	14%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$116	$68	$35	$48	71%	$81	231%
Time	2,278	2,236	1,873	42	2	405	22
Total Deposits	2,394	2,304	1,908	90	4	486	25

Trading liabilities	0	6	3	(6)	(100)	(3)	(100)
Securities sold under repurchase agreements	160	377	247	(217)	(58)	(87)	(35)
Short-term borrowings	1,027	1,323	1,153	(296)	(22)	(126)	(11)
Acceptances outstanding	2	1	3	1	100	(1)	(33)
Accrued interest payable	15	12	9	3	25	6	67
Borrowings and long-term debt	1,568	1,488	1,196	80	5	372	31
Derivative financial instruments used for hedging - payable	40	54	40	(14)	(26)	0	0
Reserve for losses on off-balance sheet credit risk	8	9	9	(1)	(11)	(1)	(11)
Other liabilities	27	23	16	4	17	11	69
TOTAL LIABILITIES	$5,242	$5,595	$4,584	$(353)	(6)%	$658	14%

Redeemable noncontrolling interest	6	6	9	0	0	(3)	(33)

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$6.67	280	280	280	0	0	0	0
Additional paid-in capital in excess of assigned value of common stock	124	130	132	(6)	(5)	(8)	(6)
Capital reserves	95	95	95	0	0	0	0
Retained earnings	386	373	328	13	3	58	18
Accumulated other comprehensive loss	(0)	(3)	(4)	3	(96)	4	(97)
Treasury stock	(103)	(116)	(123)	13	(11)	20	(16)

TOTAL STOCKHOLDERS' EQUITY	$782	$759	$709	$23	3%	$73	10%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,030	$6,360	$5,301	$(330)	(5)%	$729	14%

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	March 31, 2012	December 31, 2011	March 31, 2011	CHANGE	%	CHANGE	%

INCOME STATEMENT DATA:
Interest income	$48,379	$46,093	$32,858	$2,286	5%	$15,521	47%
Interest expense	(18,749)	(16,965)	(11,455)	(1,784)	11	(7,294)	64

NET INTEREST INCOME	29,630	29,128	21,403	502	2	8,227	38

Reversal (provision) for loan losses.	3,508	(7,688)	(4,812)	11,196	(146)	8,320	(173)

NET INTEREST INCOME, AFTER REVERSAL (PROVISION)
FOR LOAN LOSSES	33,138	21,440	16,591	11,698	55	16,547	100

OTHER INCOME (EXPENSE):
Reversal for losses on off-balance sheet credit risk	903	6,447	4,546	(5,544)	(86)	(3,643)	(80)
Fees and commissions, net	2,317	2,975	2,205	(658)	(22)	112	5
Derivative financial instrument and hedging	440	1,480	13	(1,040)	(70)	427	3,285
Net gain from investment fund trading	2,809	6,080	4,499	(3,271)	(54)	(1,690)	(38)
Net gain (loss) from trading securities	8,430	(4,854)	(902)	13,284	(274)	9,332	(1,035)
Net gain on sale of securities available-for-sale	4,306	373	144	3,933	1,054	4,162	2,890
Gain (loss) on foreign currency exchange	(7,950)	4,255	366	(12,205)	(287)	(8,316)	(2,272)
Other income, net	797	105	21	692	659	776	3,695
NET OTHER INCOME (EXPENSE)	12,052	16,861	10,892	(4,809)	(29)	1,160	11

OPERATING EXPENSES:
Salaries and other employee expenses	(7,704)	(7,460)	(6,821)	(244)	3	(883)	13
Depreciation and amortization of premises and equipment	(464)	(463)	(622)	(1)	0	158	(25)
Professional services	(1,119)	(1,421)	(888)	302	(21)	(231)	26
Maintenance and repairs	(427)	(396)	(410)	(31)	8	(17)	4
Expenses from investment funds	(283)	(805)	(113)	522	(65)	(170)	150
Other operating expenses	(2,832)	(2,747)	(2,128)	(85)	3	(704)	33
TOTAL OPERATING EXPENSES	(12,829)	(13,292)	(10,982)	463	(3)	(1,847)	17

Net Income	$32,361	$25,009	$16,501	$7,352	29	$15,860	96

Net Income attributable to the redeemable noncontrolling interest	140	212	197	(72)	(34)	(57)	(29)

NET INCOME ATTRIBUTABLE TO BLADEX	$32,221	$24,797	$16,304	$7,424	30%	$15,917	98%

PER COMMON SHARE DATA:
Basic earnings per share	0.86	0.67	0.44
Diluted earnings per share	0.86	0.66	0.44

Weighted average basic shares	37,281	37,127	36,731
Weighted average diluted shares	37,566	37,418	36,993

PERFORMANCE RATIOS:
Return on average assets	2.1%	1.6%	1.3%
Return on average stockholders' equity	16.6%	13.1%	9.4%
Net interest margin	1.90%	1.84%	1.72%
Net interest spread	1.68%	1.64%	1.52%
Operating expenses to total average assets	0.83%	0.83%	0.89%

SUMMARY OF CONSOLIDATED FINANCIAL DATA

(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)	EXHIBIT III

	FOR THE THREE MONTHS ENDED
	March 31, 2012	March 31, 2011
	(In US$ thousand, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$29,630	$21,403
Fees and commissions, net	2,317	2,205
Reversal (provision) for loan and off-balance sheet credit losses, net	4,411	(266)
Derivative financial instrument and hedging	440	13
Net gain from investment fund trading	2,809	4,499
Net gain (loss) from trading securities	8,430	(902)
Net gain on sale of securities available-for-sale	4,306	144
Gain (loss) on foreign currency exchange	(7,950)	366
Other income (expense), net	797	21
Operating expenses	(12,829)	(10,982)
Net Income	$32,361	$16,501
Net Income attributable to the redeemable noncontrolling interest	140	197
NET INCOME ATTRIBUTABLE TO BLADEX	$32,221	$16,304

BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	281	465
Investment fund	122	161
Loans, net	5,007	4,297
Total assets	6,030	5,301
Deposits	2,394	1,908
Securities sold under repurchase agreements	160	247
Short-term borrowings	1,027	1,153
Borrowings and long-term debt	1,568	1,196
Total liabilities	5,242	4,584
Stockholders' equity	782	709

PER COMMON SHARE DATA:
Basic earnings per share	0.86	0.44
Diluted earnings per share	0.86	0.44
Book value (period average)	20.88	19.15
Book value (period end)	20.79	19.25

(In thousand):
Weighted average basic shares	37,281	36,731
Weighted average diluted shares	37,566	36,993
Basic shares period end	37,639	36,829

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	2.1%	1.3%
Return on average stockholders' equity	16.6%	9.4%
Net interest margin	1.90%	1.72%
Net interest spread	1.68%	1.52%
Operating expenses to total average assets	0.83%	0.89%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	0.5%	0.7%
Charge offs to total loan portfolio (1)	0.1%	0.0%
Allowance for loan losses to total loan portfolio (1)	1.6%	1.9%
Allowance for losses on off-balance sheet credit risk to total contingencies	2.3%	2.4%

CAPITAL RATIOS:
Stockholders' equity to total assets	13.0%	13.4%
Tier 1 capital to risk-weighted assets	17.9%	19.3%
Total capital to risk-weighted assets	19.2%	20.5%

(1)	Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	March 31, 2012			December 31, 2011			March 31, 2011
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
				(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$836	$0.6	0.28%	$648	$0.7	0.40%	$317	$0.2	0.23%
Loans, net of unearned income & deferred loan fees	4,889	43.8	3.54	5,011	40.6	3.17	4,085	29.2	2.86
Non-accrual loans	30	0.5	6.74	33	0.6	7.40	29	0.6	8.36
Trading assets	10	0.1	2.76	23	0.3	4.66	45	0.7	6.08
Investment securities	369	2.8	2.99	446	3.4	3.02	395	1.8	1.83
Investment fund	122	0.6	1.95	127	0.5	1.43	164	0.4	0.95

TOTAL INTEREST EARNING ASSETS	$6,258	$48.4	3.06%	$6,289	$46.1	2.87%	$5,036	$32.9	2.61%

Non interest earning assets	59			98			46
Allowance for loan losses	(87)			(82)			(79)
Other assets	24			17			13

TOTAL ASSETS	$6,254			$6,321			$5,016

INTEREST BEARING LIABILITIES
Deposits	$2,347	$3.1	0.52%	$2,306	$2.6	0.45%	$1,790	$1.9	0.42%
Trading liabilities	0	0.0	0.00	3	0.0	0.00	3	0.0	0.00
Investment fund	0	0.0	n.m. (*)	0	0.2	n.m. (*)	0	0.0	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings	1,501	7.1	1.88	1,620	5.8	1.39	1,246	3.3	1.05
Borrowings and long term debt	1,530	8.5	2.21	1,494	8.4	2.20	1,165	6.3	2.15

TOTAL INTEREST BEARING LIABILITIES	$5,378	$18.7	1.38%	$5,422	$17.0	1.22%	$4,203	$11.5	1.09%

Non interest bearing liabilities and other liabilities	$91			$144			$94

TOTAL LIABILITIES	5,469			5,566			4,296

Redeemable noncontrolling interest	6			5			17

STOCKHOLDERS' EQUITY	778			750			703

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,254			$6,321			$5,016

NET INTEREST SPREAD			1.68%			1.64%			1.52%
NET INTEREST INCOME AND NET INTEREST MARGIN		$29.6	1.90%		$29.1	1.84%		$21.4	1.72%

(*) "n.m." means not meaningful.

EXHIBIT V

CONSOLIDATED STATEMENT OF INCOME

(In US$ thousand, except per share amounts and ratios)

	TWELVE MONTHS	FOR THE THREE MONTHS ENDED					TWELVE MONTHS
	ENDED						ENDED
	DEC 31/11	MAR 31/12	DEC 31/11	SEP 30/11	JUN 30/11	MAR 31/11	DEC 31/10

INCOME STATEMENT DATA:
Interest income	$157,427	$48,379	$46,093	$42,582	$35,894	$32,858	$119,478
Interest expense	(54,717)	(18,749)	(16,965)	(13,887)	(12,410)	(11,455)	(44,975)
NET INTEREST INCOME	102,710	29,630	29,128	28,695	23,484	21,403	74,503

(Provision) reversal for loan losses	(8,841)	3,508	(7,688)	1,072	2,587	(4,812)	(9,091)

NET INTEREST INCOME AFTER (PROVISION) REVERSAL FOR LOAN LOSSES	93,869	33,138	21,440	29,767	26,071	16,591	65,412

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	4,448	903	6,447	(3,470)	(3,075)	4,546	13,926
Fees and commissions, net	10,729	2,317	2,975	3,656	1,893	2,205	10,326
Derivative financial instrument and hedging	2,923	440	1,480	935	495	13	(1,446)
Impairment of assets, net of recoveries	(57)	0	0	0	(57)	0	233
Net gain (loss) from investment fund trading	20,314	2,809	6,080	(3,579)	13,314	4,499	(7,995)
Net gain (loss) from trading securities	(6,494)	8,430	(4,854)	(150)	(588)	(902)	(3,603)
Net gains on sale of securities available-for-sale	3,413	4,306	373	1,778	1,118	144	2,346
Gain (loss) on foreign currency exchange	4,270	(7,950)	4,255	(516)	165	366	1,870
Other income, net	477	797	105	122	229	21	833

NET OTHER INCOME (EXPENSE)	40,023	12,052	16,861	(1,224)	13,494	10,892	16,490

TOTAL OPERATING EXPENSES:	(50,036)	(12,829)	(13,292)	(12,358)	(13,404)	(10,982)	(42,081)

Net Income	$83,856	$32,361	$25,009	$16,185	$26,161	$16,501	$39,821

Net Income (loss) attributable to the redeemable noncontrolling interest	676	140	212	(154)	421	197	(2,423)

NET INCOME ATTRIBUTABLE TO BLADEX	$83,180	$32,221	$24,797	$16,339	$25,740	$16,304	$42,244

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$2.25	$0.86	$0.67	$0.44	$0.70	$0.44	$1.15
PERFORMANCE RATIOS
Return on average assets	1.5%	2.1%	1.6%	1.1%	1.9%	1.3%	1.0%
Return on average stockholders' equity	11.4%	16.6%	13.1%	8.7%	14.3%	9.4%	6.2%
Net interest margin	1.81%	1.90%	1.84%	1.90%	1.75%	1.72%	1.70%
Net interest spread	1.62%	1.68%	1.64%	1.72%	1.56%	1.52%	1.43%
Operating expenses to average assets	0.88%	0.83%	0.83%	0.81%	1.00%	0.89%	0.97%

EXHIBIT VI

BUSINESS SEGMENT ANALYSIS

(In US$ million)

	FOR THE TWELVE MONTHS ENDED		FOR THE THREE MONTHS ENDED
	DEC 31/11	DEC 31/10	MAR 31/12	DEC 31/11	MAR 31/11

COMMERCIAL DIVISION:

Net interest income (1)	$81.7	$54.5	$26.8	$24.6	$16.4
Non-interest operating income (2)	11.0	10.3	3.0	3.1	2.2
Operating expenses (3)	(34.8)	(28.3)	(8.5)	(8.8)	(7.9)
Net operating income (4)	57.9	36.5	21.3	18.9	10.7
(Provision) reversal for loan and off-balance sheet credit losses, net	(4.4)	4.8	4.4	(1.2)	(0.3)
Impairment of assets, net of recoveries	(0.1)	0.2	0.0	0.0	0.0

NET INCOME ATTRIBUTABLE TO BLADEX	$53.4	$41.5	$25.7	$17.7	$10.4

Average interest-earning assets (5)	4,616	3,284	4,937	5,074	4,115
End-of-period interest-earning assets (5)	4,983	4,060	5,086	4,983	4,380

TREASURY DIVISION:

Net interest income (1)	$20.7	$20.7	$2.7	$4.6	$5.1
Non-interest operating income (loss)(2)	4.2	(0.7)	5.3	1.3	(0.4)
Operating expenses (3)	(10.2)	(9.3)	(3.0)	(2.6)	(2.3)
Net operating income (4)	14.7	10.7	5.0	3.3	2.4

NET INCOME ATTRIBUTABLE TO BLADEX	$14.7	$10.7	$5.0	$3.3	$2.4

Average interest-earning assets (6)	916	905	1,191	1,081	757
End-of-period interest-earning assets (6)	1,270	874	816	1,270	793

ASSET MANAGEMENT UNIT:

Net interest income (loss) (1)	$0.3	$(0.7)	$0.1	$(0.1)	$(0.1)
Non-interest operating income (loss) (2)	20.5	(7.2)	2.8	6.1	4.6
Operating expenses (3)	(5.0)	(4.5)	(1.3)	(1.9)	(0.8)
Net operating income (loss) (4)	15.8	(12.4)	1.6	4.1	3.7
Net income (loss)	15.8	(12.4)	1.6	4.1	3.7
Net income (loss) attributable to the redeemable noncontrolling interest	0.7	(2.4)	0.1	0.2	0.2

NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX	$15.1	$(10.0)	$1.5	$3.9	$3.5

Average interest-earning assets (6)	150	190	130	134	164
End-of-period interest-earning assets (6)	127	167	129	127	161

CONSOLIDATED:

Net interest income (1)	$102.7	$74.5	$29.6	$29.1	$21.4
Non-interest operating income (2)	35.7	2.4	11.1	10.4	6.4
Operating expenses (3)	(50.0)	(42.1)	(12.8)	(13.3)	(11.0)
Net operating income (4)	88.4	34.8	27.9	26.2	16.8
(Provision) reversal for loan and off-balance sheet credit losses, net	(4.4)	4.8	4.4	(1.2)	(0.3)
Impairment of assets, net of recoveries	(0.1)	0.2	0.0	0.0	0.0
Net income	83.9	39.8	32.3	25.0	16.5
Net income (loss) attributable to the redeemable noncontrolling interest	0.7	(2.4)	0.1	0.2	0.2

NET INCOME ATTRIBUTABLE TO BLADEX	$83.2	$42.2	$32.2	$24.8	$16.3

Average interest-earning assets	5,681	4,378	6,258	6,289	5,036
End-of-period interest-earning assets	6,380	5,101	6,031	6,380	5,334

The bank has aligned its operations into three major business segments, based on the nature of clients, products and on credit risk standards.

Interest expenses are allocated based on average credits.

(1) Interest income on interest-earning assets, net of allocated cost of funds.

(2) Non-interest operating income consists of net other income (expense), excluding reversals of provisions for credit losses and impairment on assets.

(3) Operating expenses are calculated based on average credits.

(4) Net operating income refers to net income excluding reversals of provisions for credit losses and impairment on assets.

(5) Includes selected deposits placed, and loans, net of unearned income and deferred loan fees.

(6) Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity, trading securities and the investment fund.

EXHIBIT VII

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	31MAR12		31DEC11		31MAR11		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$300	5.2	$390	6.7	$234	4.5	$(90)	$66
BRAZIL	1,866	32.6	1,984	34.1	1,929	36.9	(118)	(63)
CHILE	371	6.5	389	6.7	390	7.5	(18)	(19)
COLOMBIA	656	11.5	839	14.4	722	13.8	(183)	(66)
COSTA RICA	220	3.8	121	2.1	103	2.0	99	117
DOMINICAN REPUBLIC	126	2.2	150	2.6	142	2.7	(24)	(16)
ECUADOR	195	3.4	238	4.1	226	4.3	(43)	(31)
EL SALVADOR	22	0.4	23	0.4	54	1.0	(1)	(32)
GUATEMALA	144	2.5	167	2.9	93	1.8	(23)	51
HONDURAS	53	0.9	46	0.8	51	1.0	7	2
JAMAICA	11	0.2	2	0.0	38	0.7	9	(27)
MEXICO	666	11.6	498	8.6	501	9.6	168	165
NETHERLANDS	50	0.9	20	0.3	0	0.0	30	50
NICARAGUA	10	0.2	10	0.2	0	0.0	0	10
PANAMA	166	2.9	178	3.1	124	2.4	(12)	42
PARAGUAY	19	0.3	30	0.5	7	0.1	(11)	12
PERU	426	7.4	385	6.6	355	6.8	41	71
TRINIDAD & TOBAGO	155	2.7	76	1.3	114	2.2	79	41
UNITED STATES	0	0.0	22	0.4	0	0.0	(22)	0
URUGUAY	157	2.7	110	1.9	0	0.0	47	157
VENEZUELA	32	0.6	22	0.4	72	1.4	10	(40)
MULTILATERAL ORGANIZATIONS	59	1.0	98	1.7	65	1.2	(39)	(6)
OTHER	15	0.3	16	0.3	5	0.1	(1)	10

TOTAL CREDIT PORTFOLIO (1)	$5,719	100%	$5,814	100%	$5,225	100%	$(95)	$494

UNEARNED INCOME AND COMMISSION (2)	(6)		(7)		(5)		1	(1)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$5,713		$5,807		$5,220		$(94)	$493

(1)	Includes book value of loans, selected commercial deposits placed, fair value of investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, equity investments and guarantees covering commercial risk, credit default swap and credit commitments).
(2)	Represents unearned income and commission on loans.

EXHIBIT VIII

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	31MAR12		31DEC11		3IMAR11		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$300	5.5	$390	7.3	$234	4.9	$(90)	$66
BRAZIL	1,796	33.0	1,893	35.4	1,826	38.4	(97)	(30)
CHILE	371	6.8	389	7.3	362	7.6	(18)	9
COLOMBIA	620	11.4	737	13.8	620	13.0	(117)	0
COSTA RICA	220	4.0	121	2.3	103	2.2	99	117
DOMINICAN REPUBLIC	126	2.3	150	2.8	140	2.9	(24)	(14)
ECUADOR	195	3.6	238	4.4	226	4.7	(43)	(31)
EL SALVADOR	22	0.4	23	0.4	39	0.8	(1)	(17)
GUATEMALA	139	2.6	162	3.0	82	1.7	(23)	57
HONDURAS	53	1.0	46	0.9	51	1.1	7	2
JAMAICA	11	0.2	2	0.0	38	0.8	9	(27)
MEXICO	627	11.5	433	8.1	454	9.5	194	173
NETHERLANDS	50	0.9	20	0.4	0	0.0	30	50
NICARAGUA	10	0.2	10	0.2	0	0.0	0	10
PANAMA	113	2.1	120	2.2	70	1.5	(7)	43
PARAGUAY	19	0.3	30	0.6	7	0.1	(11)	12
PERU	413	7.6	344	6.4	317	6.7	69	96
TRINIDAD & TOBAGO	155	2.8	76	1.4	114	2.4	79	41
UNITED STATES	0	0.0	22	0.4	0	0.0	(22)	0
URUGUAY	157	2.9	110	2.1	0	0.0	47	157
VENEZUELA	32	0.6	22	0.4	72	1.5	10	(40)
OTHER	15	0.3	16	0.3	4	0.1	(1)	11

TOTAL COMMERCIAL PORTFOLIO (1)	$5,444	100%	$5,354	100%	$4,759	100%	$90	$685

UNEARNED INCOME AND COMMISSION (2)	(6)		(7)		(5)		1	(1)

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$5,438		$5,347		$4,754		$91	$684

(1)	Includes book value of loans, selected deposits placed, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, equity investments and guarantees covering commercial risk and credit commitments).
(2)	Represents unearned income and commission on loans.

EXHIBIT IX

TREASURY PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,			Change in Amount
	(A)	(B)	(C)
COUNTRY	31MAR12	31DEC11	31MAR11	(A) - (B)	(A) - (C)

BRAZIL	$70	$91	$103	$(21)	$(33)
CHILE	0	0	28	0	(28)
COLOMBIA	36	102	102	(66)	(66)
DOMINICAN REPUBLIC	0	0	2	0	(2)
EL SALVADOR	0	0	15	0	(15)
GUATEMALA	5	5	11	0	(6)
MEXICO	39	65	47	(26)	(8)
PANAMA	53	58	54	(5)	(1)
PERU	13	41	38	(28)	(25)
MULTILATERAL ORGANIZATIONS	59	98	65	(39)	(6)

TOTAL TREASURY PORTOFOLIO (1)	$275	$460	$465	$(185)	$(190)

(1)	Includes securities available for sale and held to maturity, trading assets and contingent assets, which consist of credit default swap. Excludes trading assets managed by Bladex Latam Fundo de Investimento Multimercado.

EXHIBIT X

CREDIT DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	QUARTERLY INFORMATION			Change in Amount
	(A)	(B)	(C)
COUNTRY	1QTR12	4QTR11	1QTR11	(A) - (B)	(A) - (C)

ARGENTINA	$97	$103	$57	$(6)	$40
BRAZIL	256	333	466	(77)	(210)
CANADA	0	34	0	(34)	0
CHILE	189	152	111	37	78
COLOMBIA	300	242	405	58	(105)
COSTA RICA	135	33	79	102	56
DOMINICAN REPUBLIC	125	193	305	(68)	(180)
ECUADOR	182	199	197	(17)	(15)
EL SALVADOR	12	21	1	(9)	11
GUATEMALA	108	87	38	21	70
HONDURAS	48	26	40	22	8
JAMAICA	74	37	47	37	27
MEXICO	435	370	174	65	261
NETHERLANDS	38	5	0	33	38
PANAMA	21	31	12	(10)	9
PARAGUAY	9	17	7	(8)	2
PERU	199	165	156	34	43
TRINIDAD & TOBAGO	168	96	71	72	97
UNITED STATES	58	87	0	(29)	58
URUGUAY	48	0	0	48	48
VENEZUELA	32	50	92	(18)	(60)
OTHER	4	15	3	(11)	1

TOTAL CREDIT DISBURSED (1)	$2,538	$2,296	$2,261	$242	$277

(1)	Includes book value of loans, selected commercial deposits placed, fair value of selected investment securities, and contingencies (including confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, credit default swap and credit commitments).